AN IMPORTANT UPDATE
         FOR OUR FELLOW COMMON STOCKHOLDERS OF
           TELEPHONE AND DATA SYSTEMS, INC.

     We  wish  to  update you with respect  to  certain
important developments relating to the April  27,  1998
Special  Meeting  of Telephone and Data  Systems,  Inc.
("TDS")  and  again urge you to JUST VOTE  AGAINST  the
reincorporation proposal.
1.   INSTITUTIONAL SHAREHOLDER SERVICES RECOMMENDS THAT
     SHAREHOLDERS  "VOTE  AGAINST" THE  REINCORPORATION
     PROPOSAL!
On  April  14, 1998, Institutional Shareholder Services
("ISS")  issued  its  recommendation  that  TDS  Common
Stockholders vote AGAINST the reincorporation proposal.
ISS is the world's leading provider of proxy voting and
corporate governance services.  It serves more than 500
institutional  and  corporate  clients.    The   recent
commitment  by TDS to propose to restore  class  voting
rights did not alter the recommendation.
2.   THE REINCORPORATION PROPOSAL PERPETUATES CONTROL!
The   reincorporation   proposal   is   largely   about
perpetuation  of  control.  We believe  that  the  only
reason for the proposal to be structured in this way is
due  to  the  fact that the Carlson family  and  voting
trust  are  down to about 53% voting control  and  they
cannot   issue   much   more   Common   Stock   without
jeopardizing such control.  As ISS said in  its  report
recommending  voting against the proposal:  "...[T]here
is  often  an  element  of control  involved  in  their
[tracking   stock]   use,   and   this   proposal    is
unfortunately  all  about  control."   We   think   the
Carlson's are intent on issuing Tracking Stock  because
it   allows  them  to  grow  without  risking  control.
Stockholders  should force them to  make  that  choice,
which  may  lead  them to realize some of  the  "hidden
value"  in TDS.  Voting AGAINST this transaction  could
help to eliminate the "Carlson discount."
3.   AERIAL  COMMUNICATIONS SPECIAL  COMMITTEE  REJECTS
     TDS's   TRACKING  STOCK  PROPOSAL;  U.S.  CELLULAR
     SPECIAL COMMITTEE HAS "SIGNIFICANT RESERVATIONS"!
The  reincorporation  of TDS and issuance  of  Tracking
Stock  is  not  contingent on  the  subsidiary  roll-up
mergers.  Aerial Communications announced on April 15th
that  a  Special  Committee of its board  of  directors
determined  to  recommend that  its  board  REJECT  the
proposal  from TDS to acquire all of the publicly  held
Aerial Common Shares in exchange for shares of Tracking
Stock.  The Special Committee of U.S. Cellular has also
informed  TDS  that  it has "significant  reservations"
about the proposal.  TDS management has stated that  it
may  proceed  with the tracking stock distributions  if
the  roll-up mergers do not occur and distribute shares
of  Aerial  and  U.S. Cellular Tracking  Stock  to  TDS
stockholders.   ISS observed in its  report  that  this
scenario  "would create a valuation nightmare for  both
types   of  shares,  which  even  TDS's  own  financial
advisors  did  not  touch."  ISS's concerns  about  the
consequences  of  such situation have  been  echoed  by
Goldman  Sachs,  Bear  Stearns, and  others  in  public
writings.   Further,  the opinions of  TDS's  financial
advisors  included in its proxy statement are dependent
on the occurrence of subsidiary roll-up transactions on
the  terms set forth in the Proxy Statement.   Do  such
opinions now have any value?
                  JUST VOTE AGAINST!
     We   believe  these  latest  developments  further
support  our  belief that the reincorporation  proposal
will  hurt  the  TDS  Common Stockholders.   JUST  VOTE
AGAINST the reincorporation proposal.